SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Novamerican Steel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66986M 100

(CUSIP Number)

Gilbert E. Playford

Novamerican Steel Inc.

1050 University Avenue

Norwood, MA 02062

(781) 762-0123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986M 100	13D/A	Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,093,344
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,093,344
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,093,344
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 100	13D/A	Page 3 of 10 Pages

Introduction

This Amendment No. 4 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on June 26, 2007, November 19, 2007 and July 28, 2008 by Gilbert E. Playford relating to the Common Stock, par value $.001 per share of Novamerican Steel Inc., f/k/a Symmetry Holdings Inc.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA 02062.

Item 2.	Identity and Background.
(a)	This Schedule 13D/A is being filed by Gilbert E. Playford. (“Playford”).
(b)	The business address of Playford is 1050 University Avenue, Norwood, MA 02062.
(c)

Prior to August 12, 2008, Playford was the beneficial owner of 4,455,928 shares of Common Stock, consisting of 1,955,470 shares of Common Stock owned indirectly through the Playford SPAC Portfolio Ltd. (“Portfolio”), 840,085 shares of Common Stock owned indirectly through Gilbert E. Playford Revocable Trust (the “Trust”), 121,495 shares of Common Stock owned indirectly through the Playford Family Limited Partnership (“Family LP”), 579,766 shares of Common Stock owned indirectly through Playford Holdings, Ltd. (“Holdings”) 182,243 shares of Common Stock owned indirectly through Playford Grandkids Limited Partnership (“Grandkids LP”) and 776,869 shares of Common Stock owned indirectly through the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/23/07 (the “2007 Charitable Remainder Trust”). Playford is a 24.8% limited partner of Portfolio and Playford’s Grantor Retained Annuity Trust (the “GRAT”) is a 75% limited partner of Portfolio. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the settler and sole trustee of the Trust. The shares of Common Stock owned by the Trust were previously owned directly by Playford and were gifted to the Trust on April 4, 2007. Playford is the general partner of Holdings. Playford is the sole member of Playford Management LLC which is the sole general partner of each of Grandkids LP and Family LP. Playford is the trustee of the 2007 Charitable Remainder Trust. Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, Playford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)

During the last five years, Playford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration.

Playford acquired 234.5 shares of Common Stock on April 26, 2006 at a price of $5.00 per share, for an aggregate purchase price of $1,172.50, financed through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in Playford’s ownership of 1,172,500 shares. On December 11, 2006, Playford transferred such shares to Portfolio as part of Portfolio’s initial capitalization. Playford financed the contribution of capital from his personal funds.

On March 5, 2007, Portfolio purchased 3,222,222 warrants to purchase one share of Common Stock per warrant at $0.90 per warrant, for an aggregate purchase price of $2,899,999.80. Portfolio financed this purchase through funds contributed by Playford through the use of his personal funds.

On March 12, 2007, Playford acquired 125,000 shares of Common Stock underlying units of Symmetry Holdings Inc., each unit consisting of one share and one warrant to purchase one share of Common Stock per warrant, held directly by him in his own name. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 4, 2007, Playford gifted such shares to the Trust.

On November 15, 2007, Playford indirectly acquired 937,500 units (the “Units”), each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “ November Warrants”). On June 21, 2007, Playford had agreed to purchase up to 1,875,000 Units; on September 17, 2007, Playford assigned the rights to purchase 937,500 of such Units to third parties. Of the 937,500 Units acquired by Playford, 312,500 are held directly by Holdings and 625,000 are held directly by the 2007 Charitable Remainder Trust. The purchase price of the Units was $8.00 per Unit. The November Warrants have an exercise price of $5.50 per share of common stock, will become exercisable on March 7, 2008 and will expire on November 15, 2011. Holdings and 2007 Charitable Remainder Trust financed the purchases from funds contributed by Playford through the use of his personal funds. Playford does not yet have sole or shared voting or investment power of the securities underlying the November Warrants.

On July 24, 2008, pursuant to exchange agreements with the Issuer, each of the entities described above as a holder of warrants agreed to exchange all of its warrants for Common Stock at a ratio of one share of Common Stock per 4.115384615 warrants surrendered. Portfolio received 782,970 shares of Common Stock in exchange for its 3,222,222 warrants; the Trust received 30,374 shares of Common Stock in exchange for its 125,000 warrants; the Family LP received 121,495 shares of Common Stock in exchange for its 500,000 warrants; the Grandkids

CUSIP No. 66986M 100	13D/A	Page 5 of 10 Pages

LP received 182,243 shares of Common Stock in exchange for its 750,000 warrants; Holdings received 267,266 shares of Common Stock in exchange for its 1,099,902 warrants; and the 2007 Charitable Remainder Trust received 151,869 shares of Common Stock in exchange for its 625,000 warrants. No additional consideration was paid. After such exchanges, Playford did not beneficially own any warrants.

From August 8, 2008 through August 12, 2008, Playford indirectly acquired warrants to purchase 238,235 shares of Common Stock acquired by the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”), of which Playford’s spouse is the sole trustee, and warrants to purchase 399,181 shares of Common Stock acquired by the Trust. Each of the acquisitions described above was made on the open market at then-prevailing prices ranging from $.60-$.68 per warrant. The Spouse Trust financed the acquisition from funds contributed by Playford’s spouse through the use of her personal funds and the Trust financed the acquisition from funds contributed by Playford through the use of his personal funds. See Item 5 below.

Item 4.	Purpose of Transaction.

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 66986M 100	13D/A	Page 6 of 10 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 2(c) and Item 3 above, Playford may be deemed to be the indirect beneficial owner of (x) 1,955,470 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Portfolio; 840,085 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the Trust; 579,766 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Holdings; 776,869 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the 2007 Charitable Remainder Trust; 182,243 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Grandkids LP; and 121,495 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Family LP and (y) warrants to purchase 238,235 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such warrants by his spouse through the Spouse Trust; and warrants to purchase 399,181 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such warrants by the Trust. The 5,093,344 shares of Common Stock beneficially owned by Playford represent 19.8% of the issued and outstanding shares of Common Stock based on 25,034,694 shares of Common Stock outstanding as of August 12, 2008.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford during the past sixty days:

Entity	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
Spouse Trust	08/08/2008	150,000 warrants	$.60	Open Market Purchase
Spouse Trust	08/12/2008	88,235 warrants	$.68	Open Market Purchase
Trust	08/11/2008	22,083 warrants	$.66	Open Market Purchase
Trust	08/11/2008	917 warrants	$.60	Open Market Purchase

CUSIP No. 66986M 100	13D/A	Page 7 of 10 Pages

Trust	08/11/2008	3,000 warrants	$.64	Open Market Purchase
Trust	08/12/2008	1,650 warrants	$.63	Open Market Purchase
Trust	08/12/2008	35,000 warrants	$.66	Open Market Purchase
Trust	08/12/2008	336,531 warrants	$.68	Open Market Purchase
Portfolio	07/24/2008	782,970 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Trust	07/24/2008	30,374 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Holdings	07/24/2008	267,266 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Grandkids LP	07/24/2008	182,243 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Family LP	07/24/2008	121,495 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer

CUSIP No. 66986M 100	13D/A	Page 8 of 10 Pages

2007 Charitable Remainder Trust	07/24/2008	151,869 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).
10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07 (previously filed).

24.1	Power of Attorney (previously filed).
24.2	Power of Attorney (previously filed).
99.1	Joint Filing Agreement, dated July 28, 2008, between Gilbert E. Playford and Playford SPAC Portfolio Ltd relating to the filing of a joint statement on Schedule 13D (previously filed).

CUSIP No. 66986M 100	13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2008
GILBERT E. PLAYFORD

	By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Attorney-in-Fact

CUSIP No. 66986M 100	13D/A	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).
10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07 (previously filed).

24.1	Power of Attorney (previously filed).
24.2	Power of Attorney (previously filed).
99.1	Joint Filing Agreement, dated July 28, 2008, between Gilbert E. Playford and Playford SPAC Portfolio Ltd relating to the filing of a joint statement on Schedule 13D (previously filed).